As filed with the Securities and Exchange Commission on March 17, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION
(Name of Registrant as specified in its charter)

Delaware	86-0876964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Floyd C. Wilson
President and Chief Executive Officer
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dallas Parker William T. Heller IV Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 654-8111 (713) 654-1871 (Fax)	David S. Elkouri Connie D. Tatum Hinkle Elkouri Law Firm LLC 301 N. Main, Suite 2000 Wichita, Kansas 67202 (316) 267-2000 (316) 264-1518 (Fax)
      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.     ☑
      If this form is a post-effective amendment to a registration to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Offering Price(1)	Registration Fee

Common Stock, $0.001	13,000,000	$13.01	$169,130,000	$18,097

(1)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for our common stock as quoted on the Nasdaq National Market on March 15, 2006, in accordance with Rule 457(c) under the Securities Act of 1933.

PROSPECTUS
13,000,000 Shares
Common Stock

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 13,000,000 shares of our common stock for the account of the stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by the selling stockholders.
      On February 1, 2006, we sold 13,000,000 shares of our common stock to “accredited investors” in a private placement exempt from registration under Regulation D under the Securities Act of 1933 and to non-US persons in offshore transactions exempt from registration under Regulation S under the Securities Act of 1933. In connection with our sale of the common stock, we entered into a registration rights agreement with the placement agents in the offering wherein we agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the common stock by the purchasers in the offering. This prospectus is part of a registration statement filed by us as required by the registration rights agreement.
      Our common stock is quoted on the Nasdaq National Market under the symbol “HAWK.” On March 15, 2006 the last reported sales price for our common stock was $13.24 per share.

      Investing in our common stock involves risks. Please read carefully the information under the headings “Risk Factors” beginning on page 3 and “Forward-Looking Statements” on page 23 of this prospectus before you invest in our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
March 17, 2006

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

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THE COMPANY
      Petrohawk Energy Corporation (“Petrohawk” or the “Company”), a Delaware corporation, is an independent oil and gas company engaged in the acquisition, development, production and exploration of oil and gas properties located in North America. Our properties are concentrated in the Permian Basin, East Texas/ North Louisiana, Gulf Coast, South Texas, Anadarko and Arkoma regions. We have increased our proved reserves and production principally through acquisitions in conjunction with an active drilling program.
      At December 31, 2005, our estimated total proved oil and gas reserves were approximately 437.3 Bcfe, consisting of 29.2 million barrels of oil (MMBbls) and 261.9 billion cubic feet (Bcf) of natural gas. Approximately 71% of our proved reserves were classified as proved developed.
      We focus on maintaining a balanced, geographically diverse portfolio of long-lived, lower risk reserves along with shorter lived, higher margin reserves. We believe that this balanced reserve mix provides a diversified cash flow foundation to fund our development and exploration drilling program.
      Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as “Beta Oil & Gas, Inc.” Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.
Recent Developments
      We have recently completed several transactions:

Gulf of Mexico Divestiture
      On February 3, 2006, we entered into a definitive agreement with Northstar GOM, LLC to sell substantially all of our Gulf of Mexico properties for $52.5 million in cash. These properties have estimated proved reserves as of December 31, 2005 of approximately 25 Bcfe, are approximately 68% gas, 57% proved developed and 27% operated. Current production is estimated to be approximately 10 million cubic feet of gas equivalent per day (Mmcfe/d). The transaction is expected to close by March 31, 2006.

Repurchase of Stock from Affiliates of EnCap Investments, L.P.
      On February 1, 2006, we repurchased 3,322,441 shares of our common stock from certain affiliates of EnCap Investments, L.P. (collectively, “EnCap”), at a price per share equal to the net proceeds per share that we received in the private placement that we concluded on the same date. At the date of the repurchase, the 3,322,441 shares represented all of EnCap’s remaining interest in us.

Private Placement
      On February 1, 2006 we issued and sold 13,000,000 shares of our common stock for $14.50 per share. We received approximately $180,771,500 in proceeds from the offering after placement agents’ fees and before offering expenses. The common stock was offered and sold in a private placement exempt from registration under Regulation D, Rule 506, Section 4(2) of the Securities Act of 1933, as amended, (the “Act”), and Regulation S of the Act. Shares of the common stock were offered and sold only to “accredited investors” (as defined in Rule 501(a) of the Act) and non-United States persons pursuant to offers and sales outside the United States within the meaning of Regulation S under the Act. The proceeds of the offering were used to repay debt incurred in connection with the acquisition of Winwell Resources, Inc., and certain assets of Redley Company, as described below, and to purchase our shares from EnCap, as described above.

The North Louisiana Acquisitions
      On January 27, 2006, we completed the acquisition of all of the issued and outstanding common stock of Winwell Resources, Inc. (“Winwell”). The aggregate consideration paid was approximately $208 million in cash after certain closing adjustments. Also on January 27, 2006, we completed an acquisition of assets from Redley Company (“Redley”). The aggregate consideration paid was approximately $86 million in cash after certain closing adjustments. Through the Winwell and Redley transactions (“North Louisiana Acquisitions”), we acquired oil and gas properties in the Elm Grove and Caspiana fields in North Louisiana.
      Reserve and production highlights of the North Louisiana Acquisitions include the following internal estimates:

•	106 Bcfe total proved reserves (98% gas, 29% proved developed) at December 31, 2005;

•	27,400 gross acres with 250 identified drilling locations;

•	18-year reserve-to-production ratio based on average net daily production for December 2005 and internally estimated net proved reserves as of December 31, 2005;

•	Average 2006 projected production of 20 Mmcfe/d;

•	Current production of 16 Mmcfe/d for December 2005;

•	80% operated; and

•	Lease operating expense of $0.55/ Mmcfe projected for 2006.
      We believe the properties present a significant, multi-year development opportunity primarily in the Cotton Valley and Hosston formations at depths of 6,500 to 10,000 feet. Successful wells in these fields generally produce for more than thirty years and have low operating costs. Our 2006 capital budget of $210 million includes approximately $35 million to accelerate development in these fields.

Amendment of Senior Revolving Credit Agreement and Second Lien Term Loan Agreement
      Effective as of January 27, 2006, we amended our Amended and Restated Senior Revolving Credit Agreement dated as of July 28, 2005, with BNP Paribas, as administrative agent for the lenders, Bank of America, N.A. and Harris Nesbitt Financing, Inc., each as syndication agent for the lenders; and JP Morgan Chase Bank, N.A. and Wells Fargo Bank, N.A. as co-documentation agents for the lenders. The amendment increased the maximum credit amount to $600,000,000 and increased the borrowing base to $400,000,000. On the same day, we also amended our Amended and Restated Second Lien Term Loan Agreement dated as of July 28, 2005, with BNP Paribas, as administrative agent for the lenders. The amendment increased the maximum commitment amount to $300,000,000 and provided for an additional incremental commitment in the amount of $75,000,000 in connection with the acquisitions described above.
      In connection with the amendments to the loan agreements, we also entered into a Supplement and Amendment to Amended and Restated Guarantee and Collateral Agreement (Revolver) dated as of January 27, 2006 and a Supplement and Amendment to Amended and Restated Guarantee and Collateral Agreement (Term Loan) dated as of January 27, 2006, to which all of our subsidiaries are parties and have pledged all or substantially all of their assets as collateral for the loans.
      Borrowings available as a consequence of the amendments to our revolving credit facility and second lien term loan were utilized to consummate our acquisitions of the stock of Winwell and certain assets from Redley Company.

RISK FACTORS
      In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.
Risk Factors Relating to Our Business

Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.
      Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our senior revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and gas that we can economically produce and have an adverse effect on the value of our properties. Prices for oil and gas have increased significantly and been more volatile over the past twelve months. Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of oil and gas;

•	the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other producing countries to agree upon and maintain oil prices and production levels;

•	political instability, armed conflict or terrorist attacks, whether or not in oil or gas producing regions;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China;

•	labor unrest in oil and gas producing regions;

•	weather conditions, including hurricanes;

•	the price and availability of alternative fuels;

•	the price of foreign imports;

•	worldwide economic conditions; and

•	the availability of liquid natural gas imports.
      These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.
      In addition, the borrowing base limitation under our senior revolving credit facility is determined on a semi-annual basis at the discretion of our banks and is based, in part, on oil and gas prices. If the banks set our borrowing base at an amount below the aggregate principal amount of our debt outstanding under that facility, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan.

We may not be able to replace production with new reserves through our drilling or acquisition activities.
      In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

      The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

We intend to fund our development, acquisition and exploration activities in part through additional debt financing. A higher level of debt could negatively impact our financial condition, results of operations and business prospects.
      As of December 31, 2005, we had approximately $500 million of long term debt, including $2.8 million of long term debt that is required to be repaid in the next 12 months. As of December 31, 2005, the borrowing base under our senior revolving credit facility was $260 million; however, as of January 31, 2006, it had increased to $400 million, due to the North Louisiana Acquisitions in early 2006. If we incur additional debt in order to fund our development, acquisition and exploration activities or for other purposes, our level of debt, and the covenants contained in the agreements governing our debt, could have important consequences, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit, our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which make us vulnerable to increases in interest rates.
      In addition, in connection with the Mission merger, we assumed Mission’s 9 7/8% senior notes in the aggregate principal amount of $130 million. The notes contain covenants that, subject to certain exceptions and qualifications, limit our ability and the ability of our subsidiaries to incur and guarantee additional indebtedness, issue certain types of equity securities, transfer or sell assets, or pay dividends. Additionally, transactions with affiliates, selling stock of a subsidiary, merging or consolidating are subject to qualifications.

Our ability to finance our business activities will require us to generate substantial cash flow.
      Our business activities require substantial capital. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the level of production from existing wells;

•	prices of oil and gas;

•	our results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond our control.
      If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.
      If our revenues were to decrease due to lower oil and gas prices, decreased production or other reasons, and if we could not obtain capital through our senior revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Estimates of oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.
      This prospectus and the information incorporated by reference contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.
      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
      Pro forma for the recently closed North Louisiana Acquisitions, at December 31, 2005, approximately 37% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.
      In addition, you should not construe our estimate of PV-10 as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable SEC regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

•	prices of oil and natural gas;

•	the amount and timing of actual production;

•	the cost, timing and success in developing proved undeveloped reserves;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by oil and natural gas purchasers; and

•	changes in governmental regulations or taxation.

      The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.
      In addition to the uncertainties associated with estimates of proved oil and natural gas reserves, estimates of probable and possible reserves, by definition, are less certain than proved reserves and involve assumptions with respect to technical, contractual, economic, regulatory or other uncertainties that are more likely to prove inaccurate.

We depend on the skill, ability and decisions of third party operators to a significant extent.
      The success of the drilling, development and production of the oil and gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.
      Our future performance will be substantially dependent on retaining key members of our management. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows. We currently do not have employment agreements with any of our officers.

Our business is highly competitive.
      The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

Hedging transactions may limit our potential gains.
      In order to manage our exposure to price risks in the marketing of our oil and gas production, from time to time we enter into oil and gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and gas prices, such transactions may limit our potential gains and increase our potential losses if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our hedging agreements fail to perform under the contracts.

Our oil and gas activities are subject to various risks which are beyond our control.
      Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

•	human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

•	blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

•	unavailability of materials and equipment;

•	engineering and construction delays;

•	unanticipated transportation costs and delays;

•	unfavorable weather conditions;

•	hazards resulting from unusual or unexpected geological or environmental conditions;

•	environmental regulations and requirements;

•	accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

•	changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and gas produced;

•	fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and gas production; and

•	the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.
      As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

Governmental and environmental regulations could adversely affect our business.
      Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.
      Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs.

      We could potentially discharge these materials into the environment in any of the following ways:

•	from a well or drilling equipment at a drill site;

•	from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and gas wells resulting from accidents during normal operations; and

•	blowouts, hurricanes, cratering and explosions.
      Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and gas activities.
      We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.
      There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

Title to the properties in which we have an interest may be impaired by title defects.
      We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.
      Our recent growth is due significantly to acquisitions of exploration and production companies, producing properties and undeveloped leaseholds. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating and capital costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.
Risks Relating to Common Stock

We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.
      We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Holders of our 8% cumulative preferred stock are entitled to receive cumulative dividends at the annual rate of $0.74 per share. No dividends may be paid on common stock unless all cumulative dividends due on our 8% cumulative preferred stock have been declared and paid. Our existing senior revolving credit facility restricts our ability to pay cash dividends on our preferred stock and common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare cash dividends on our preferred stock and common stock.

The trading price of our common stock may be volatile.
      The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
      The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.
USE OF PROCEEDS
      This prospectus relates to the offer and sale from time to time of up to an aggregate of 13,000,000 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read “Selling Stockholders” for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.
DESCRIPTION OF PETROHAWK CAPITAL STOCK
      Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are have been filed with the SEC and are incorporated by reference into this prospectus. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.
Authorized Capital Stock
      Our authorized capital stock consists of 125 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share, 1.5 million shares of which have been designated 8% cumulative convertible preferred stock. As of the date hereof, we had approximately 83.3 million shares of common stock and 593,271 shares of 8% cumulative convertible preferred stock outstanding.
      Selected provisions of our organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporated herein by reference, for other provisions that may be important to you.
Common Stock
      Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.
      Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our existing debt arrangements restrict our ability to pay cash dividends.
      Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.
      Fully paid. All shares of common stock outstanding are fully paid and nonassessable.
      Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.
Preferred Stock
      Our board of directors has the authority to issue up to five million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

8% cumulative convertible preferred stock
      Our 8% cumulative convertible preferred stock entitles holders of such shares to the right to receive quarterly dividends of 8% per annum. The following discussion summarizes some, but not all, of the provisions of the certificate of designation governing the 8% cumulative convertible preferred stock. We urge you to read the certificate of designation, because it, and not this description, defines the rights of holders of the 8% cumulative convertible preferred stock. A copy of the certificate of designation governing the 8% cumulative convertible preferred stock is filed as Exhibit 3.2 to our Form S-8 filed with the SEC on July 29, 2004 and is incorporated by referenced in this prospectus.
      Ranking. The 8% cumulative convertible preferred stock ranks senior to the common stock and any other series of our stock with respect to dividend rights and rights upon liquidation, dissolution or winding up.
      Dividend Rights. Each holder of the 8% cumulative convertible preferred stock is entitled to receive cumulative dividends at an annual rate of 8% of the liquidation value per share of 8% cumulative convertible preferred stock, or $0.74 per year. The dividends are cumulative from the original issue date of the 8% cumulative convertible preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared. Dividends are payable quarterly, within 15 days of the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each year.
      We may not declare or pay any dividend or other distribution to holders of common stock or any other class or series of our stock, unless all accrued and unpaid dividends on the 8% cumulative convertible preferred stock have been paid or declared and set apart for payment.
      Liquidation Rights. Upon any liquidation, dissolution or winding up, no distribution will be made to any holders of common stock or any other series of our stock, unless the holders of our 8% cumulative convertible preferred stock have received an amount equal to $9.25 per share, plus any accrued but unpaid dividends and cumulated dividends, an amount we refer to as the liquidation preference. The following transactions will not be deemed to be a liquidation, dissolution or winding up for purposes of determining the rights of holders of the 8% cumulative convertible preferred stock (so long as the holders of 8% cumulative convertible preferred stock have essentially equivalent rights following any such transaction, as determined by our board of directors in the reasonable exercise of its discretion):

•	our consolidation or merger with or into any other corporation or corporations,

•	a sale of all or substantially all of our assets, or

•	a series of related transactions in which more than 50% of our voting power is disposed of.
      Any other reorganization, consolidation, merger or sale will be deemed to be a liquidation and entitle the holders of the 8% cumulative convertible preferred stock to a liquidation preference.
      Conversion. The 8% cumulative convertible preferred stock is convertible into common stock at the option of a holder at any time. In addition, the 8% cumulative convertible preferred stock automatically converts into common stock effective on the first trading day after the reported high selling price for our common stock is at least 150% of the initial liquidation price, or $27.75 per share, for any 10 trading days. The 8% cumulative convertible preferred stock is convertible at a rate of one-half share of common stock for each share of 8% cumulative convertible preferred stock converted. The conversion rate is subject to adjustment in certain circumstances, including stock splits or combinations of our common stock.
      The holder of any shares of 8% cumulative convertible preferred stock may exercise the conversion right by surrendering to us or the transfer agent the certificate or certificates for the shares to be converted, though in the case of an optional conversion, the holder must first give us notice that such holder elects to convert. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled. In the case of an optional conversion, conversion will be deemed to have been effected immediately prior to the close of business on the day we receive notice of conversion; otherwise, conversion will be deemed to have occurred at the close of business on the day the automatic conversion occurs.

      No fractional shares of common stock will be issued upon conversion of shares of 8% cumulative convertible preferred stock. All shares, including fractional shares, of common stock issuable to a holder of 8% cumulative convertible preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of our common stock, the fraction will be rounded up or down to the nearest whole number of shares.
      Upon any reorganization or reclassification of our capital stock or any consolidation or merger of us with or into another company or any sale of all or substantially all of our assets to another company, and if such transaction is not treated as a liquidation, dissolution or winding up, we or such successor entity, as the case may be, will make appropriate provision so that each share of 8% cumulative convertible preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of 8% cumulative convertible preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.
      Redemption. We have the unilateral right to redeem all or any of the outstanding 8% cumulative convertible preferred stock from the date of issuance; however, we must pay a premium for any shares of 8% cumulative convertible preferred stock redeemed on or before June 2006. The holders of the 8% cumulative convertible preferred stock will be entitled to a liquidation preference equal to the stated value of the 8% cumulative convertible preferred stock plus any unpaid and accrued dividends through the date of any liquidation or dissolution.
      We may purchase shares of 8% cumulative convertible preferred stock from the holders of such shares on such terms as may be agreeable among the holders and us, so long as we are not in default of our obligations to holders of 8% cumulative convertible preferred stock, and any such purchase does not adversely affect other holders of outstanding 8% cumulative convertible preferred stock.
      Consent Rights and Voting Rights. We must receive the approval of the holders of a majority of the 8% cumulative convertible preferred stock to undertake any of the following:

•	modify our certificate of incorporation or bylaws so as to amend or change any of the rights, preferences or privileges of, or applicable to, the 8% cumulative convertible preferred stock;

•	authorize or issue any other preferred equity security senior to any of the rights or preferences applicable to the 8% cumulative convertible preferred stock; or

•	purchase or otherwise acquire for value any of our common stock or other equity security while there exists any arrearages in the payment of dividends to the holders of the 8% cumulative convertible preferred stock.
      The holders of our 8% cumulative convertible preferred stock may vote with the holders of our common stock on all matters presented to the stockholders for a vote. Each holder of our 8% cumulative convertible preferred stock is entitled to a number of votes on any matter equal to the whole number of shares of our common stock into which one share of our 8% cumulative convertible preferred stock is convertible as of the record date for any vote by our stockholders.
Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions
      Our certificate of incorporation, bylaws and the Delaware General Corporation Law (DGCL) contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.
      Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.
However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.
      Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three (3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only “for cause” unless the company’s certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except “for cause.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common and preferred stock is American Stock Transfer & Trust Company, Inc. Its phone number is (800) 937-5449.
SELLING STOCKHOLDERS
      The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below plus an additional 1,713,000 shares of common stock to be offered by selling stockholders that may be identified in one or more supplements to this prospectus. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.
      No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of a registration rights agreement between us and the placement agents, on behalf of the selling stockholders.
      The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder’s account and the amount to be owned by such stockholders after completion of the offering.
      We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

			Number of	Percentage of
	Number of	Number of	Shares of	Shares of
	Shares of	Shares of	Common Stock	Common Stock
	Common Stock	Common	Beneficially	Beneficially
	Beneficially	Stock Being	Owned After	Owned After
	Owned Prior to	Offered	Completion of	Completion of
Name	the Offering(1)	Hereby	the Offering (1)	the Offering (1)

3 Notch Capital Partners, L.P.(2)	19,835	19,835	0	*
Allied Funding Inc.(3)	10,000	10,000	0	*
Alvin Jackson Mills Jr.	2,000	2,000	0	*
Aslan Capital Master Fund LP(4)	50,000	50,000	0	*
Associated Asset Management	15,000	15,000	0	*
Basso Fund Ltd.(5)	8,500	8,500	0	*
Basso Multi-Strategy Holding Fund Ltd.(5)	31,500	31,500	0	*
Basso Private Opportunities Holding Fund Ltd.(5)	10,000	10,000	0	*
Baymussell & Co.(6)	38,360	31,200	7,160	*
BBT Fund, L.P.(7)	59,000	59,000	0	*
Bear Stearns Securities Corp, Custodian(8)	2,000	2,000	0	*
Bel Air Opportunistic Fund, L.P.(9)	232,000	209,000	23,000	*
Bob Viner	2,430	1,000	1,430	*
Booth & Co FBO Alfred I. Du Pont Testamentary Trust(10)	305,500	305,500	0	*
Booth & Co FBO The Nemours Foundation(10)	45,000	45,000	0	*
Booth & Co FBO The Nemours Foundation Pension Plan dtd 5/1/02(10)	20,800	20,800	0	*
Brightwater Fund, LLC(11)	6,976	5,300	1,676	*
Brightwater Master Fund, LP(11)	58,924	44,700	14,224	*
Brook Lenfest	27,500	27,500	0	*
Calm Waters Partnership(12)	500,000	400,000	100,000	*
CAP Fund, L.P.(7)	29,000	29,000	0	*
Capital Ventures International(13)	300,000	300,000	0	*
Caxton International Limited(14)	1,251,056	200,000	1,051,056	1.3%
CD Investment Partners, Ltd(15)	57,525	57,525	0	*
Chamberlin Investments Ltd(16)	2,033	2,033	0	*
Clough Global Allocation Fund(17)	18,000	18,000	0	*
Clough Global Equity Fund(17)	70,600	30,100	40,500	*
Clough Investment Partners I, LP(17)	41,322	17,026	24,296	*
Clough Investment Partners II, LP(17)	4,084	1,694	2,390	*
Clough Offshore Fund, Ltd(17)	19,194	8,180	11,014	*
Coveedge & Co. (6)	40,000	28,700	11,300	*

			Number of	Percentage of
	Number of	Number of	Shares of	Shares of
	Shares of	Shares of	Common Stock	Common Stock
	Common Stock	Common	Beneficially	Beneficially
	Beneficially	Stock Being	Owned After	Owned After
	Owned Prior to	Offered	Completion of	Completion of
Name	the Offering(1)	Hereby	the Offering (1)	the Offering (1)

Cudd & Co.(6)	1,775,000	1,040,100	743,900	*
Cumber International S.A.(18)	72,528	56,040	16,488	*
Cumberland Benchmarked Partners, L.P.(18)	147,253	111,780	35,473	*
Cumberland Long Partners, L.P.(18)	354	270	84	*
Cumberland Partners(18)	217,310	164,970	52,340	*
D.E. Shaw Valence Portfolios, L.L.C.(19)	680,446	300,000	380,446	*
David Bryson	2,460	1,000	1,460	*
DCM Limited(16)	438	438	0	*
Deephaven Event Trading Ltd.(20)	583,558	136,740	446,818	*
Drake Associates, L.P.(21)	5,000	5,000	0	*
Egger & Co.(22)	282,000	282,000	0	*
EGI-NP Investments, LLC(23)	13,125	13,125	0	*
Enable Growth Partners LP(24)	73,000	73,000	0	*
Enable Opportunity Partners LP(24)	12,000	12,000	0	*
Farvane Limited(16)	284	284	0	*
Fleet Maritime, Inc.(16)	2,748	2,748	0	*
Fort Mason Master, L.P.(25)	187,820	187,820	0	*
Fort Mason Partners, L.P.(25)	12,180	12,180	0	*
Global Capital Ltd Inc.	10,000	10,000	0	*
Hale S. Irwin	2,000	2,000	0	*
Harbour Holdings Ltd.(26)	52,900	52,900	0	*
Hare & Co.(22)	468,000	468,000	0	*
Heller Capital Investments LLC(27)	25,000	25,000	0	*
HFR HE Platinum Master Trust(18)	13,786	10,670	3,116	*
Hunter Global Investors Fund I L.P.(28)	245,351	245,351	0	*
Hunter Global Investors Fund II L.P.(28)	10,080	10,080	0	*
HG Holdings II Ltd.(28)	132,013	132,013	0	*
HG Holdings Ltd.(28)	592,721	592,721	0	*
HSBC Guyerzeller Trust Company as Trustee of the Green Forest Trust(16)	1,370	1,370	0	*
Hudson Bay Fund, LP(29)	20,000	20,000	0	*
ING Investors Trust, ING Global Resources Portfolio(30)	329,000	100,000	229,000	*
Investors of America, LP(31)	1,700,000	700,000	1,000,000	1.2%
Ironman Energy Capital, L.P.(32)	20,000	20,000	0	*
Jana Piranha Master Fund, Ltd.(33)	582,000	125,000	457,000	*
John D. Reilly	5,000	5,000	0	*
Kamunting Street Master Fund, LTD	50,000	50,000	0	*
Kenmont Special Opportunities Master Fund LP(35)	10,000	10,000	0	*
Long View Partners B, L.P.(18)	51,054	38,750	12,304	*

			Number of	Percentage of
	Number of	Number of	Shares of	Shares of
	Shares of	Shares of	Common Stock	Common Stock
	Common Stock	Common	Beneficially	Beneficially
	Beneficially	Stock Being	Owned After	Owned After
	Owned Prior to	Offered	Completion of	Completion of
Name	the Offering(1)	Hereby	the Offering (1)	the Offering (1)

LRM Holdings Inc.(36)	5,000	5,000	0	*
MA Deep Event, Ltd.(20)	64,655	13,260	51,395	*
Magnetar Capital Master Fund, Ltd.(37)	1,249,952	1,100,000	149,952	*
Mellon HBV Master Global Event Driven Fund LP(38)	75,000	75,000	0	*
Mellon HBV Master US Event Driven Fund LP(38)	75,000	75,000	0	*
Millenium Partners, L.P.(39)	250,000	250,000	0	*
MotherRock Energy Master Fund LTD(40)	20,000	20,000	0	*
Mr. Khalil Hamide IRA Custodian	3,000	3,000	0	*
Norman Rothstein	10,000	10,000	0	*
Northwestern Mutual Life Insurance Company(41)	448,000	448,000	0	*
Oceanic Hedge Fund	300,000	150,000	150,000	*
Pacific Credit Corporation(42)	44,700	41,000	3,700	*
Pierce Diversified Strategy Master Fund LLC(43)	15,000	15,000	0	*
Richard C. Feinberg	7,500	7,500	0	*
Ritchie Energy Trading, Ltd.(44)	55,300	20,000	35,300	*
Rockbay Capital Fund, LLC	43,797	7,507	36,290	*
Rockbay Capital Institutional Fund, LLC	749,812	105,807	644,005	*
Rockbay Capital Offshore Fund, Ltd.	2,024,191	286,686	1,737,505	2.1%
Ronald L. Gallatin	30,000	10,000	20,000	*
Scudder Dreman Small Cap Value Fund (Surfgear and Co.)(45)	534,800	192,600	342,200	*
Shepherd Investments International, Ltd.	400,000	400,000	0	*
Skylands Quest LLC(26)	8,100	8,100	0	*
Skylands Special Investment II LLC(26)	1,700	1,700	0	*
Skylands Special Investment LLC(26)	30,000	30,000	0	*
Smithfield Fiduciary LLC(46)	100,000	100,000	0	*
Sphinx Long/ Short Equity Fund SPC(18)	11,581	9,060	2,521	*
SRI Fund, L.P.(7)	12,000	12,000	0	*
Steve Feldstein and Darlene Feldstein	4,300	500	3,800	*
Straus Partners, LP(47)	81,588	10,000	71,588	*
Straus-GEPT Partners, LP(47)	81,500	10,000	71,500	*
Summer Street Cumberland Investors LLC(18)	11,143	8,460	2,683	*
SuttonBrook Capital Portfolio, LP(48)	400,000	400,000	0	*
SVS Dreman Small Cap Value Portfolio (Surfline and Co.)(45)	291,000	107,400	183,600	*
The Catalyst Master Fund Ltd.(16)	3,127	3,127	0	*
The Jay Pritzker Foundation(49)	4,350	4,350	0	*
The William K. Warren Foundation	10,000	10,000	0	*
Thomas E. Lee and Nancy C. Lee	1,000	1,000	0	*

			Number of	Percentage of
	Number of	Number of	Shares of	Shares of
	Shares of	Shares of	Common Stock	Common Stock
	Common Stock	Common	Beneficially	Beneficially
	Beneficially	Stock Being	Owned After	Owned After
	Owned Prior to	Offered	Completion of	Completion of
Name	the Offering(1)	Hereby	the Offering (1)	the Offering (1)

Timothy Donahue and Jayne Donahue	13,000	13,000	0	*
Tivoli Partners LP(50)	10,000	10,000	0	*
Truk International Fund, LP(51)	2,500	2,500	0	*
Truk Opportunity Fund, LLC(51)	22,500	22,500	0	*
UBS AG, London Branch(52)	100,000	100,000	0	*
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Ltd.(53)	75,000	75,000	0	*
United Capital Management Inc.(54)	20,000	20,000	0	*
Van R. Boyette	500	500	0	*
Vestal Venture Capital(55)	39,000	39,000	0	*
Victoire Finance et Gestion(56)	25,000	25,000	0	*
ZLP Master Opportunity Fund, Ltd.(57)	44,600	20,000	24,600	*

*	Less than 1%.

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2)	Hannah Flourney Buchan has voting control and investment power over the shares held by this selling stockholder.

(3)	Ken S. Perry has voting control and investment power over the shares held by this selling stockholder.

(4)	Bruce W. Gregory has voting control and investment power over the shares held by this selling stockholder.

(5)	Basso Capital Management, L.P. (“Basso”) is the investment manager to this selling stockholder. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and control over the shares held by this selling stockholder. Mr. Fischer disclaims beneficial ownership of the shares held by this selling stockholder.

(6)	Dave Williams has voting control and investment power over the shares held by this selling stockholder.

(7)	Sid R. Bass has voting control and investment power over the shares held by this selling stockholder.

(8)	Edward Fox has voting control and investment power over the shares held by this selling stockholder.

(9)	The investment advisor to Bel Air Opportunistic Fund I, LP is Bel Air Investment Advisors, LLC. Michael W. Powers is the Managing Director of both entities and has sole voting and investment authority of the shares held by this selling stockholder. Bel Air Opportunistic Fund, I, LP is an affiliate of State Street Global Markets, LLC, a registered broker/dealer.

(10)	Eubel Brady and Suttman Asset Management, Inc. (“EBS”) has voting and investment power over the shares that this selling stockholder, EBS’ advisory client, beneficially owns. However, the selling stockholder is not precluded from directly exercising voting or dispositive authority over the shares it directly owns. EBS’ Investment Policy acts as the portfolio manager, determining individual security selections for client accounts. The individuals on these committees are: Mark E. Brady, Ronald L. Eubel, Robert J. Suttman II, Bernard J. Holtgrieve, William E. Hazel, Paul D. Crichton, Kenneth E. Leist and Aaron Hillman.

(11)	David Zusman and McAndrew Rudisill have voting control and investment power over the shares held by this selling stockholder.

(12)	Richard S. Strong has voting control and investment power over the shares held by this selling stockholder.

(13)	Heights Capital Management, Inc., the authorized agent of this selling stockholder, has discretionary authority to vote and dispose of the shares held by this selling stockholder, and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have voting control and investment power over the shares held by the selling stockholder. Mr. Kobinger disclaims any beneficial ownership of the shares held by this selling stockholder.

(14)	Caxton Associates, L.L.C. (“Caxton Associates”) is the trading advisor to this selling stockholder and as such has voting and dispositive power with respect to the investments of Caxton International Limited. Mr. Bruce S. Kovner is the Chairman of the Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed to have voting and dispositive power with respect to the shares owned by this selling stockholder.

(15)	CD Capital Management LLC (“CD Capital”), as investment manager for this selling stockholder, ZP-II LP (“ZP II”), as the manager and sole member of CD Capital, C3 Management Inc. (“C3”), as the general partner of ZP II, and John D. Ziegelman, as the Chairman of the Board, President, Treasurer and beneficial owner of 100% of the outstanding shares of common stock of C3, each may be deemed to have beneficial ownership of the shares held by this selling stockholder. John Ziegelman, President of CD Capital, has investment power and voting control of the shares held by this selling stockholder.

(16)	Francis Gallagher and Peter Drippe have voting control and investment power over the shares held by this selling stockholder.

(17)	James Canty, the portfolio manager, has voting control and investment power over the shares held by this selling stockholder.

(18)	The following individuals, James E. Ferrell, Bradley H. Gendell, Steven D. Morrow, Diane M. Reuther, Lawrence R. Rifkin, Gary G. Tynes, Andrew M. Wallach, and Bruce G. Wilcox, are authorized to execute trades for the account of Cumberland Associates LLC and the accounts under its management. The Managing Members of Cumberland Associates LLC, Bruce G. Wilcox, Andrew M. Wallach and Gary G. Tynes, have voting control and investment power over the shares held by this selling stockholder.

(19)	D.E. Shaw & Co. L.P., as investment advisor, has voting and investment control over the shares held by this selling stockholder. Anne Dinning, Julius Gaudio, Maximillian Stone and Eric Wepsic, or their designees, exercise voting and investment control over the shares on D.E. Shaw & Co. L.P.’s behalf.

(20)	Matthew Halbower has voting control and investment power over the shares held by this selling stockholder.

(21)	Alec Rutherford has voting control and investment power over the shares held by this selling stockholder.

(22)	Gordon Grender has voting control and investment power over the shares held by this selling stockholder.

(23)	CD Capital Management LLC (“CD Capital”), pursuant to an account management agreement with this selling stockholder, ZP-II LP (“ZP II”), C3 Management Inc. (“C3”), John D. Ziegelman, SZ Investments, L.L.C. (“SZ”), as the managing member of this selling stockholder, and Chai Trust Company, L.L.C., as the trustee of each of the various trusts which indirectly own SZ, each may also be deemed to have beneficial ownership of the shares held by this selling stockholder. John Ziegelman, President of CD Capital, has investment power and voting control of the shares held by this selling stockholder.

(24)	Mitch Levine, as managing partner, has voting control and investment power over the shares held by this selling stockholder.

(25)	Dan German has voting control and investment power over the shares held by this selling stockholder.

(22)	Gordon Grender has voting control and investment power over the shares held by this selling stockholder.

(26)	Charles A. Paquelet has voting control and investment power over the shares held by this selling stockholder.

(27)	Ronald I. Heller has voting control and investment power over the shares held by this selling stockholder.

(28)	Hunter Global Investors L.P. (“Hunter”), the investment manager of this selling stockholder, exercises voting and investment power over the shares held by this selling stockholder. Mr. Duke Buchan III, in his capacity as portfolio manager of this selling stockholder on behalf of Hunter, exercises ultimate voting and investment power over the shares. The foregoing should not be construed in and of itself as an admission by Mr. Buchan or Hunter of beneficial ownership of these shares.

(29)	Yoav Roth and John Doscas have voting control and investment power over the shares held by this selling stockholder. Both Yoav Roth and Joan Doscas disclaim beneficial ownership of the shares held by this selling stockholder.

(30)	Michael Gioffre, chief compliance officer, and Jim Vail, Senior Portfolio Manager and Senior Vice President have voting control and investment power over the shares held by this selling stockholder.

(31)	James Dierberg has voting control and investment power over the shares held by this selling stockholder.

(32)	G. Bryan Dutt has voting control and investment power over the shares held by this selling stockholder.

(33)	Barry Rosenstein and Gary Claar have voting control and investment power over the shares held by this selling stockholder.

(35)	Donald R. Kendall, Jr. and Kevin Sahl have voting control and investment power over the shares held by this selling stockholder.

(36)	Pravin Khatau has voting control and investment power over the shares held by this selling stockholder.

(37)	Magnetar Financial LLC is the investment advisor of this selling stockholder, and consequently has voting control and investment discretion over securities held by this selling stockholder. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Magnetar Capital Partners LLC, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

(38)	Robert Beers has voting control and investment power over the shares held by this selling stockholder.

(39)	Millennium Management, L.L.C., a Delaware limited company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.

(40)	J. Robert Collins, Jr., Conrad Goerl, Robert Leff and Carol Coale have voting control and investment power over the shares held by this selling stockholder.

(41)	Jerome R. Baier and David A. Barras have voting control and investment power over the shares held by this selling stockholder.

(42)	Michael W. Powers has sole voting and investment authority over the shares held by this selling stockholder.

(43)	Mitch Levine, as managing partner, has voting control and investment power over the shares held by this selling stockholder.

(44)	Thane Ritchie has voting control and investment power over the shares held by this selling stockholder.

(45)	Nelson Woodard, managing director of Dreman Value Management, has voting control and investment power over the shares held by this selling stockholder.

(46)	Highbridge Capital Management, LLC is the trading manager of this selling stockholder and has voting and investment power over the shares held by this selling stockholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares held by this selling stockholder.

(47)	Melville Straus, Managing Principal, has voting control and investment power over the shares held by this selling stockholder.

(48)	SuttonBrook Capital Management LP is the investment manager of the selling stockholder and has voting and dispositive power of the shares held by this selling stockholder. SuttonBrook Capital Management is controlled by John London and Steve M. Weinstein.

(49)	CD Capital Management LLC (“CD Capital”), pursuant to an account management agreement with this selling stockholder, ZP-II LP (“ZP II”), C3 Management Inc. (“C3”), John D. Ziegelman, Daniel F. Pritzker, as the President and a director of this selling stockholder, Karen M. Pritzker, as the Secretary and a director of this selling stockholder, and Diana E. Conway, as the Treasurer and a director of this selling stockholder, each may also be deemed to have beneficial ownership of the shares held by this selling stockholder. John Ziegelman, President of CD Capital, has investment power and voting control of the shares held by this selling stockholder.

(50)	Peter Kenner, portfolio manager, has voting control and investment power over the shares held by this selling stockholder.

(51)	Michael E. Fein and Stephen Saltzstein, as principal of Atoll Asset Management, LLC, the managing member of this selling stockholder, have investment and voting control over the shares held by this selling stockholder. Both Mr. Fien and Mr. Saltzstein disclaim beneficial ownership of the shares held by this selling stockholder.

(52)	Nabil Debs and Jean-Pierre Comati have voting control and investment power over the shares held by this selling stockholder.

(53)	UBS O’Connor LLC has investment and voting control over this selling stockholder as its investment manager. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, which is listed on the New York Stock Exchange.

(54)	James A. Lustig has voting control and investment power over the shares held by this selling stockholder.

(55)	Allan R. Lyons has voting control and investment power over the shares held by this selling stockholder.

(56)	SS&C Fund Services N.V., as managing director of Victoire Finance et Gestion, by their signatories, Maarten Robberts and Peter Ijsseling, has voting control and investment power over the shares held by this selling stockholder.

(57)	Stuart Zimmer and Craig Lucas have voting control and investment power over the shares held by this selling stockholder.
PLAN OF DISTRIBUTION
      The common stock being offered by the selling stockholders, or by their respective pledgees, donees, distributees, transferees, or other successors in interest, will be sold in one or more transactions by the following means of distribution (or any combination thereof):

•	Block trades (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

•	Exchange distributions and/or secondary distributions in accordance with the rules of the NASDAQ National Market.

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

•	Sales in the over-the-counter market.

•	Through short sales of common stock.

•	Through the writing of options on common stock.

•	Distributions to beneficiaries.

•	Privately negotiated transactions.
      The selling stockholders may from time to time deliver all or a portion of the shares of common stock offered hereby to cover a short sale or sales or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.
      The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or at any other price as the selling stockholders determine from time to time. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if they deem the purchase price to be unsatisfactory at any particular time.
      The selling stockholders may also sell the common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such market makers and broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder.
      The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
      There can be no assurance that all or any of the common stock offered hereby will be issued to, or sold by, the selling stockholders.
      The selling stockholders and any broker-dealers that act in connection with the sale of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through a national securities exchange or trading facility pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”), may apply to their sales in the market. The registration of the common stock under the Securities Act shall not be deemed an admission by the selling stockholders that the selling stockholders are underwriters for purposes of the Securities Act of any common stock offered pursuant to this prospectus. In addition, under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.
      Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during any applicable “cooling off” periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 101, 102, 103 and 104, which provisions may limit the timing of purchases and sales of common stock by the selling stockholders.
      We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We will pay all expenses of the registration of the common stock, estimated to be $88,097 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.
      Once sold under the shelf registration statement, of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
      The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Petrohawk Energy Corporation’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Petrohawk Energy Corporation appearing in Petrohawk Energy Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      Certain estimates of proved oil and gas reserves for Petrohawk Energy Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION
      Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Petrohawk Energy Corporation
Attn: Investor Relations
1100 Louisiana, Suite 4400
Houston, Texas 77002
Phone (832) 204-2700
investors@petrohawk.com
      The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K, for the fiscal year ended December 31, 2005;

•	our current reports on Form 8-K filed on January 5, 2006, January 11, 2006, January 26, 2006, January 31, 2006, February 2, 2006, February 9, 2006, March 6, 2006 and March 17, 2006 (excluding any information furnished pursuant to Item 9 or 7.01 or Item 12 or 2.02 of any such Current Reports on Form 8-K); and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
FORWARD-LOOKING STATEMENTS
      Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.
      These forward-looking statements include, but are not limited to, statements regarding:

•	estimates of proved reserve quantities and net present values of those reserves;

•	reserve potential;

•	business strategy;

•	estimates of future commodity prices;

•	amounts and types of capital expenditures and operating expenses;

•	expansion and growth of our business and operations;

•	expansion and development trends of the oil and natural gas industry;

•	production of oil and natural gas reserves;

•	exploration prospects;

•	wells to be drilled, and drilling results;

•	operating results and working capital; and

•	future methods and types of financing.
      Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$18,097
Legal fees and expenses	35,000
Accounting fees and expenses	15,000
Engineering fees and expenses	5,000
Printing expenses	10,000
Miscellaneous	5,000
TOTAL	$88,097

Item 15.	Indemnification of Officers and Directors
      Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.
      These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
      Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.
      Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.
      We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits.
      The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit
No.		Description

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004.
4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004.
4.3		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.
4.4		Registration Rights Agreement dated February 1, 2006 among Petrohawk Energy Corporation, Lehman Brothers Inc., and Friedman, Billings, Ramsey & Co., Inc., incorporated by reference to Exhibit 10.5 to Form 8-K filed February 2, 2006.
5	.1*	Opinion of Thompson & Knight LLP
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ernst & Young, LLP
23	.3*	Consent of Netherland, Sewell & Associates, Inc.
23	.4*	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP
23	.5*	Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24		Power of Attorney (included in the signature page of this Registration Statement)

*	Filed herewith.

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

(f) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on March 17, 2006.

PETROHAWK ENERGY CORPORATION

By:	/s/ FLOYD C. WILSON

Name: Floyd C. Wilson

Title:	President and Chief Executive Officer
      Each person whose signature appears below authorizes Floyd C. Wilson and Shane M. Bayless, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ FLOYD C. WILSON Floyd C. Wilson	Chairman of the Board President, Chief Executive Officer (Principal Executive Officer)	March 17, 2006

/s/ SHANE M. BAYLESS Shane M. Bayless	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 17, 2006

/s/ DAVID A.B. BROWN David A.B. Brown	Director	March 17, 2006

/s/ ROBERT C. STONE, JR. Robert C. Stone, Jr.	Director	March 17, 2006

/s/ DAVID B. MILLER David B. Miller	Director	March 17, 2006

/s/ THOMAS R. FULLER Thomas R. Fuller	Director	March 17, 2006

/s/ TUCKER S. BRIDWELL Tucker S. Bridwell	Director	March 17, 2006

/s/ JAMES L. IRISH III James L. Irish III	Director	March 17, 2006

Signature	Capacity	Date

/s/ HERBERT C. WILLIAMSON, III Herbert C. Williamson, III	Director	March 17, 2006

/s/ DANIEL A. RIOUX Daniel A. Rioux	Director	March 17, 2006

INDEX TO EXHIBITS

Exhibit
No.		Description

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004.
4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004.
4.3		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.
4.4		Registration Rights Agreement dated February 1, 2006 among Petrohawk Energy Corporation, Lehman Brothers Inc., and Friedman, Billings, Ramsey & Co., Inc., incorporated by reference to Exhibit 10.5 to Form 8-K filed February 2, 2006.
5	.1*	Opinion of Thompson & Knight LLP
23	.1*	Consent of Deloitte & Touche LLP
23	.2*	Consent of Ernst & Young, LLP
23	.3*	Consent of Netherland, Sewell & Associates, Inc.
23	.4*	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP
23	.5*	Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24		Power of Attorney (included in the signature page of this Registration Statement)

*	Filed herewith.